FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 03, 2019

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The permitted number of ADSs traded in the U.S. OTC market will be decreased and no additional re-issuance after redemption will be permitted”, dated December 03, 2019.

Item 1

AU Optronics Corp.

December 03, 2019

English Language Summary

Subject: The permitted number of ADSs traded in the U.S. OTC market will be decreased and no additional re-issuance after redemption will be permitted

Regulation: Published pursuant to Article 4-51 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2019/12/03

Contents:

1.	Date of occurrence of the event:2019/12/03

2.	Company name:AU Optronics Corp.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"):head office

4.	Reciprocal shareholding ratios:N/A

5.	Cause of occurrence: This action is taken in accordance with the directive (Reference No. Zheng-Qi-Fa-Zi-1080335017) issued by the Taiwan Financial Supervisory Commission (“FSC”) to the Company in connection with the FSC’s review of the Company’s delisting from the New York Stock Exchange and the continued trading of the Company’s ADSs in the U.S. over-the-counter (“OTC”) market.

6.	Countermeasures: Per FSC's directive, with respect to the Company’s ADSs, no additional re-issuance after redemption of the Company’s ADSs will be permitted beginning from New York time December 3, 2019, and the permitted number of the Company’s outstanding ADSs in the U.S. OTC market is capped at the total number of ADSs issued by the Company on New York time December 2, 2019.

7.	Any other matters that need to be specified: Information regarding the total number of ADSs issued by the Company in the U.S. OTC market will be available on the Market Observation Post System website as of Taiwan time December 4, 2019.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: December 03, 2019	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer